

December 19, 2024

Paul P. Egge
Chief Financial Officer
Stellar Bancorp, Inc.
9 Greenway Plaza, Suite 110
Houston, Texas 77046

> **Re: Stellar Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 001-38280**

Dear Paul P. Egge:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

1. We note that commercial real estate loans (including multi-family residential) totaled $4.1 billion, or 51.3%, of the total loan portfolio at December 31, 2023. In addition, we note from your disclosure on page 9 of Exhibit 99.2 of your Third Quarter 2024 Earnings Presentation that your CRE portfolio is broadly diversified by property type including loans secured by retail, warehouse, convenience store, multifamily, etc. Please revise your disclosures, in future filings, to provide disaggregation and quantification of the composition of your CRE loan portfolio by property type and other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.). For example, your disclosure should include details similar to those provided on slide 9 as well as other details relevant to the understanding of this significant portion of your loan portfolio.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sarmad Makhdoom at 202-551-5776 or Michael Henderson at 202-551-3364 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance